December 22, 2023

Aaron Brodsky

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Octagon XAI CLO Income Fund –

Registration Statement on Form N-2 (File No. 333-275489)

Dear Mr. Brodsky:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement on Form N-2 (the “Registration Statement”) of Octagon XAI CLO Income Fund (the “Fund”) that was filed with the SEC on November 13, 2023. The Fund has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response. Changes to disclosure referenced below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement filed the date hereof. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

PROSPECTUS

Cover Page (page iii)

1.	Please conform the disclosure of the Fund’s intent to make period repurchase offers to the requirements in Guide 10 to Form N-2. For example, add disclosure that:

•	Specifies the intervals between deadlines for repurchase requests, pricing, and repayment.

•	Cross references those sections of the prospectus that discuss the registrant’s repurchase policies.

The Fund has revised the disclosure as requested.

Prospectus Summary (pages 2-3)

2.	The fifth paragraph under the “Investment Strategy” heading on page 2 indicates, among other things, that the Fund may invest in securities of issuers “that operate in any industry.” However, the Fund’s Investment Restrictions as set forth on page S-2 of the Statement of Additional Information indicates that the Fund shall not invest more than 25% of its total assets in securities of issuers in any one industry. Please revise the disclosure in the “Investment Strategy” section to account for the Fund’s concentration policy.

The Fund has revised the fifth paragraph under the heading “Investment Strategy” as follows:

“The Fund may invest in securities of any credit quality, maturity and duration. The Fund may invest in U.S. dollar denominated securities of issuers located anywhere in the world, and of issuers of any capitalization size and that operate in any industry. However, the Fund will not invest more than 25% of its total assets in securities of issuers in any one industry, except as provided in the Fund’s fundamental investment restriction regarding industry concentration. See “Investment Restrictions” in the SAI.”

3.	The third paragraph under the “The Adviser” section on page 3 defines the term “Managed Assets.” However, this term appears several times earlier in the filing before being defined. Please define the term “Managed Assets” the first time it appears in the prospectus.

The Fund has revised the disclosure as requested.

Summary of Fund Expenses (page 7)

4.	The first sentence of footnote 6 indicates that the adviser (the “Adviser”) has agreed to enter into an Expense Limitation and Reimbursement Agreement with the Fund “through the first anniversary of the Fund’s inception of operations.” Please disclose that the Expense Limitation and Reimbursement Agreement will remain in effect for one year from the effectiveness of the Registration Statement. Please also disclose that the Expense Limitation and Reimbursement Agreement can only be terminated or amended by the Board during the one year period.

The Fund has revised the disclosure as requested.

5.	The fourth sentence of footnote 6 states that for a period not to exceed three years from the date on which a reimbursement is made, the Adviser may recoup amounts reimbursed to the Fund under certain circumstances. Please confirm that any such recoupment payment is conditioned on (1) an expense ratio (excluding management fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management fees) at the time of the fee waiver or expense reimbursement and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement.

The Fund has revised the terms of fee waiver and recoupment.

The expense reimbursement is not structured to enable the Fund to pay a stated distribution rate, and instead the Fund’s distributions may vary based on the nature of the income earned on its investments, which will be primarily floating rate instruments. Therefore, the Fund does not believe that clause (2) is appropriate to apply to the Fund or necessary to protect Fund investors.

The Fund understands that this condition was implemented by the SEC Staff in connection with non-traded BDCs with fee waiver and expense reimbursement plans “under which the adviser waives fees or pays expenses of the BDC to the extent necessary for distributions not to be sourced from return of capital… These plans typically support a policy of maintaining a high, fixed distribution rate.” (AICPA’s Audit Risk Alert: “Investment Companies Industry Developments – 2013/2014)

The Fund is not a non-traded BDC, but is an interval closed-end fund. And the reimbursement is not structured to prevent distributions from be sourced from return of capital.

Alternatively, the Fund has observed that many interval funds (as well as open-end mutual funds) are subject to fee waiver and expense reimbursement arrangements for which recoupment is conditioned on satisfaction of clause (1).

Accordingly, disclosure regarding the fee waiver has been revised as follows:

“The Adviser has agreed to enter into a Fee Waiver ~~an Expense Limitation and Reimbursement~~ Agreement with the Fund through the first anniversary of the date of this Prospectus ~~Fund’s inception of operations~~ (the “Waiver ~~Limitation~~ Period”). Under the Fee Waiver ~~Expense Limitation and Reimbursement~~  Agreement, the Adviser has agreed to waive a portion of the management fee equal to [ ]% of the Fund’s ~~of the Fund’s~~ average daily Managed Assets ~~reimburse the Fund for all distribution and/or shareholder servicing fees paid and/or accrued during the Limitation Period~~. During the Waiver Period, the Waiver Agreement may be terminated or modified only with the written consent of the Board of Trustees. The Adviser may at its discretion, agree to extend the Waiver ~~Limitation~~ Period for additional period(s) of one year on an annual basis. For a period not to exceed three years from the date on which fees are waived ~~a reimbursement is made~~, the Adviser may recoup amounts waived ~~reimbursed to the Fund~~, provided that, after giving effect to such recoupment, the Fund’s expense ratio (excluding Excluded Expenses, as defined below) is not greater than the Fund’s expense ratio (excluding Excluded Expenses) at the time the fees were waived. “Excluded Expenses” are management fees, distribution and/or servicing fees, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses.” ~~total annual fund operating expenses, excluding distribution and or servicing fees, do not exceed [ ]% of net assets attributable to common shares~~

Use of Proceeds (page 10)

6	The second sentence indicates that the Fund expects to be able to invest the net proceeds from the offering of Shares within 180 days after the receipt of proceeds. As set forth in Guide 1 to Form N-2, please disclose whether investment of the offering’s net proceeds is expected to take longer than three months. If so, please explain why.

The Fund has revised the disclosure to clarify that the Fund generally expects to be able to invest the net proceeds from the offering of Shares within three months after the receipt of proceeds, and that in certain instances, based on the amount and timing of proceeds available to the Fund, the availability of securities consistent with the Fund's investment objectives and strategies and the settlement cycle of CLO Investments in which the Fund may invest, the Fund expects to be able to invest the proceeds from the offering of Shares within three to six months after the receipt of proceeds.

Investment Objectives and Policies (page 11)

7	The 10th paragraph under the “Investment Strategy” subheading indicates that the Fund’s investment limitations will apply at the time of commitment to purchase a CLO Investment, but that in certain circumstances, the CLO Investment shall not be included for purposes of the Fund’s 80% policy until settlement. Because rule 35d-1’s requirements apply at the time of investment, please delete the following language: “In the event that the Fund has entered into a commitment to purchase a CLO Investment the proceeds of which will repay a CLO Investment owned by the Fund, the CLO Investment that the Fund has committed to purchase shall not be included as a CLO Investment for purposes of the Fund’s 80% policy until the settlement of such commitment.” Please also clarify in the disclosure that rule 35d-1’s requirements apply at the “time of investment,” not at the “time of commitment.”

The Fund has revised disclosure to clarify that the Fund’s investment policies will be applied immediately after and as a result of the Fund's acquisition of a security or asset. For this purpose, the Fund will treat the time of acquisition of a security to be the time at which that security appears on the Fund's balance sheet, valued in accordance with the valuation procedures applicable to the Fund, and interest payments on such security, if applicable, begin accruing. Typically, in the case of CLOs in which the Fund will invest, for which trades settle on a delayed settlement basis, that would be the trade date. The Fund believes that this approach is consistent with Rule 35d-1. On the contrary, testing only at the time of settlement in the case of these delayed settlement transactions would undercut the intent of Rule 35d-1 to ensure that funds have investment exposure to the investments suggested by the fund's name and not having significant investment exposure to investments that are not suggested by the fund's name.

The Fund’s Investments, Loans (page 13)

8.	The fourth paragraph under the “Loans” subheading references base lending rates for senior loans, including LIBOR. Please revise the disclosure as appropriate if it is no longer accurate.

The Fund has revised the disclosure to remove the reference to LIBOR.

The Fund’s Investments, Unfunded Commitments (page 16)

9.	Please confirm that the Fund will not count unfunded commitments toward the Fund’s 80% policy.

Unlike the delayed settlement transactions discussed in the response to Comment 7 above, in the case of an unfunded commitment such as a commitment to make a loan or contribute capital in the future upon receipt of a drawdown notice, the Fund confirms that it will not count unfunded commitments toward the Fund’s 80% policy until such commitments are drawn.

Use of Leverage (page 17)

10.	The second paragraph indicates that the Fund may enter into a borrowing facility to finance repurchase requests. If the Fund will enter into such a borrowing facility, please disclose, as required by Guide 10 to Form N-2, and to the extent not already fully disclosed: the maximum amount of debt that may be incurred for that purpose; the restrictions imposed by the Investment Company Act and by rule 23c-3 on leverage; the attendant risks of leveraging; and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender.

The Fund has reflected the requested disclosure, to the extent not already included, under the headings “Use of Leverage, ”and “Risks—Repurchase Offer Risk” and “Risks—Leverage Risk.”

11.	The fourth sentence of the fourth paragraph indicates that the fees paid to the Adviser will be calculated on the basis of the Fund’s Managed Assets, including any proceeds from leverage, and that the fees paid to the Adviser and Sub-Adviser will be higher when leverage is utilized. Please highlight this potential incentive to take on leverage in the Conflicts of Interest section of the Prospectus.

The Fund will add the following disclosure to the heading “Risks—Conflicts of Interest Risk”:

“Use of Leverage. During the time in which the Fund is utilizing leverage, the amount of the fees paid to the Adviser and to the Sub-Adviser for investment advisory services will be higher than if the Fund did not utilize leverage because the fees paid will be calculated based on the Fund’s Managed Assets, including proceeds of leverage. This may create a conflict of interest between the Adviser and the Sub-Adviser on the one hand and the Shareholders, as holders of indebtedness, preferred shares or other forms of leverage do not bear the management fee. Rather, Shareholders bear the portion of the management fee attributable to assets purchased with the proceeds of leverage, which means that Shareholders effectively bear the entire management fee. There can be no assurance that a leveraging strategy will be utilized or, if utilized, will be successful.”

Risk, CLO Risk (pages 20-22)

12.	On page 20, the third sentence of the fourth paragraph under the “CLO Risk” subheading references interest rates remaining “below historical averages.” Please revise this discussion as appropriate in light of more recent developments involving interest rates.

The Fund has revised the disclosure as follows:

“While interest rates ~~remain below historical averages~~ were historically low in recent years, beginning in 2020 the Federal Reserve has ~~recently~~ implemented several increases to the Federal Funds rate in an effort to combat inflation, resulting in swift increases in benchmark interest rates in 2022 and 2023. Interest rates remain at a 20+ year high as a result of these increases, however, the Federal Reserve has projected decreases to the Federal Funds rate in 2024. ”

13.	On page 22, the second paragraph under the “CLO Interest Rate Risk” subheading references LIBOR. Please revise the disclosure as appropriate if it is no longer accurate.

The Fund will revise the disclosure to remove references to LIBOR.

Risks, Loan Risk (page 26)

14.	The fourth paragraph under the “Loan Risk” subheading references interest rates remaining “below historical averages.” Please revise this discussion as appropriate in light of more recent developments involving interest rates.

The Fund will revise the disclosure as follows:

“While interest rates ~~remain below historical averages~~ were historically low in recent years, beginning in 2020 the Federal Reserve has ~~recently~~ implemented several increases to the Federal Funds rate in an effort to combat inflation, resulting in swift increases in benchmark interest rates in 2022 and 2023. Interest rates remain at a 20+ year high as a result of these increases, however, the Federal Reserve has projected decreases to the Federal Funds rate in 2024. ”

Risks, Interest Rate Risk and Inflation/Deflation Risk (page 29)

15.	The disclosure includes a statement that the Federal Reserve “has begun increasing the Federal Funds rate to address inflation” and references the “recent rise in inflation rates...” Please revise these references to interest rates and inflation to the extent they are outdated.

The Fund will revise the disclosure as follows:

“These risks may be greater in the current market environment. While interest rates ~~remain below historical averages~~ were historically low in recent years, beginning in 2020 the Federal Reserve has ~~recently~~ implemented several increases to the Federal Funds rate in an effort to combat inflation, resulting in swift increases in benchmark interest rates in 2022 and 2023. Interest rates remain at a 20+ year high as a result of these increases, however, the Federal Reserve has projected decreases to the Federal Funds rate in 2024.”

Management of the Fund, Adviser (pages 43-44)

16.	The Fund indicates that it may invest in U.S. dollar denominated securities of issuers located anywhere in the world. Given that the Fund may invest in foreign securities, and as required by Guide 9 to Form N-2, please supplement the disclosure to provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments.

The Fund has added the requested disclosure.

17.	The third paragraph under the “Investment Advisory Agreement and Sub-Advisory Agreement” subheading indicates that the Board of Trustees and sole initial shareholder of the Fund have approved a new sub-advisory agreement that will become effective upon the closing of the Transactions. Please supplementally explain: (1) how pre-approval of the new sub-advisory agreement complies with section 15 of the Investment Company Act of 1940 given that the assignment of the sub-advisory agreement has not occurred; and (2) whether the Fund will seek shareholder approval of the new sub-advisory agreement if, at the time of the Transaction, there are additional shareholders of the Fund or if the Fund is otherwise relying on exemptive relief. We may have additional comments.

The Sub-Adviser currently expects that the Transaction will close during the first or second quarter of 2024. However, the precise timing of that closing is not known at this time, and is not within the control of the Fund or the Sub-Adviser, as the Transaction is subject to closing conditions that are outside of the control of the Fund or the Sub-Adviser. Therefore, it is not currently known whether the Transaction will occur before or after the Fund commences operations. Newly formed funds routinely comply with the shareholder approval requirement of Section 15(a) by having advisory agreements approved by the initial sole shareholder of the fund prior to the fund commencing operations or admitting shareholders. The Fund respectfully submits that the same approval is appropriate with respect to a sub-advisory agreement that would go in to effect upon completion of a previously announced transaction. The provisions of Section 15(a) of the Investment Company Act of 1940 (the “1940 Act”) were “designed to give shareholders a voice in a fund's investment advisory contract and to prevent trafficking in fund advisory contracts.”1 The Fund respectfully submits that the approval of the post-transaction sub-advisory by the sole initial shareholder does not undermine either of these objectives.

The Transaction involving the Sub-Adviser’s parent company was announced in July 2023, well prior to the Fund’s inception, and therefore could not have been entered into with a view to traffic in the Sub-Adviser’s contractual relationship with the Fund and the Adviser.

The Commission has noted that “the investor protection concerns expressed by Congress with respect to section 15(a) are better fulfilled when investment company shareholders are provided the opportunity to approve any successor investment advisory contract prior to the successor adviser’s serving the company.”2 The Fund has addressed such investor protection concerns by providing the initial sole shareholder of the Fund the opportunity to approve the new investment sub-advisory agreement with the Sub-Adviser prior to the agreement taking effect and prior to the Fund commencing investment operations. Importantly, the existence of the Transaction, the terms of the post-transaction sub-advisory agreement and the approval thereof by the Board and the sole initial shareholder are disclosed in the Prospectus. Therefore, investors, if any, who invest in the Fund prior to the closing of the Transaction will do so with the opportunity to fully understand and evaluate the Fund’s investment advisory arrangements prior to making a decision to invest in the Fund. If any investor disapproves of the post-transaction sub-advisory agreement, they would not invest in the Fund. Therefore, it is difficult to envision further investor protection being afforded by obtaining approval of a new sub-advisory agreement from fund investors almost immediately after such investors made the affirmative decision to invest in the Fund on a fully informed basis.

In addition, depending on the timing of the closing of the Transaction, it may be difficult or impracticable for the Fund to seek shareholder approval of the new sub-advisory agreement upon the closing of the Transaction given the uncertain timing of such closing and the commencement of the Fund’s investment operations and considering the requirements to set a record date, file and mail required proxy materials, solicit shareholder votes and hold a shareholder meeting. For example, the existing closed-end fund sub-advised by the Sub-Adviser filed its preliminary proxy statement related to shareholder approval of a new sub-advisory agreement on October 26, 2023. The Fund notes that investors in an existing fund who invest after a record date for a shareholder meeting called for approving a new advisory agreement do so without any right to vote at such meeting to approve that agreement, but do so on an informed basis that such action is taking place. The Fund believes that investors in the Fund following approval by the sole initial shareholder are similarly situated.

[1]	Temporary Exemption for Certain Investment Advisers, SEC Release No. IC-23325 (Nov. 30, 1999) (citing Hearings on S.3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (statement of David Schenker, Chief Counsel, Investment Trust Study)

[2]	Id.

The Fund confirms that:

•	the terms and conditions of the post-transaction sub-advisory agreement will be identical to those of the initial sub-advisory agreement, other than applicable dates, including the identity of the Sub-Adviser and its personnel, the management services to be provided, the assets to be managed and the rate of compensation to be paid;

•	the level of services that the Fund will receive from the Sub-Adviser under the post-transaction sub-advisory agreement will not be reduced or modified in any way from the services the Fund receives from the Sub-Adviser under the initial sub-advisory agreement;

•	the initial sub-advisory agreement and post-transaction sub-advisory agreement will be approved by the Board of Trustees, including the Independent Trustees, and the sole initial shareholder in accordance with the provisions of section 15 of the Investment Company Act; and

•	the Fund will provide appropriate notice to its shareholders regarding the closing of the Transaction and entry into the post-transaction sub-advisory agreement.

The Fund also notes that other funds have treated similar transactions in similar circumstances in the same manner, by providing the fund’s initial shareholder the opportunity to approve a successor investment advisory agreement with respect to a previously announced transaction that would result in termination of an advisory agreement shortly after the launch of a Fund. See, for example:

•	Tortoise Power and Energy Infrastructure Fund, Inc. (Registration Nos. 333-145105 and 811-22106) (The fund commenced operations on July 31, 2009, and a pre-existing transaction that would result in termination of the initial advisory agreement was disclosed in the fund’s prospectus for its initial public offering and closed on September 15, 2009. The fund’s the initial public offering prospectus disclosed that “The Proposed Transaction will result in a change in control of the Advisor and will, therefore, constitute an ‘assignment’ of the Initial Investment Advisory Agreement within the meaning of the 1940 Act. … In anticipation of the assignment and termination of the Initial Investment Advisory Agreement, the New Investment Advisory Agreement has been reviewed and approved by our Board of Directors… and our existing stockholders and will become effective upon completion of the Proposed Transaction.”

•	EQ Advisors Trust (Registration Nos. 333-17217 and 811-07953) (Newly launched funds, following the announcement by the ultimate parent of the adviser of a divestment over time that would result in one or more transactions that may cause termination of advisory agreements disclosed that “[t]o ensure that the Adviser and the Sub-Advisers may continue to provide investment advisory services to the Portfolios without interruption, the Board also approved a new investment advisory agreement and new investment sub-advisory agreements for the Portfolios in connection with the Sell-Down Plan…. In addition, each Portfolio’s initial sole shareholder approved a new investment advisory agreement as well as any future investment advisory and investment sub-advisory agreements prompted by the Sell-Down Plan that are approved by the Board and whose terms are not materially different from the current agreements.”)

Management of the Fund, Control Persons (page 46)

18.	The third sentence under the “Control Persons” subheading appears to contain a sentence fragment. Please revise as appropriate.

The Fund respectfully notes that the appearance of a sentence fragment results from blank space placeholders where the name of the Distributor will be inserted in a future amendment to the Registration Statement. The Fund confirms that the name of the Distributor will be inserted in a pre-effective amendment to the Registration Statement.

Periodic Repurchase Offers, Repurchase Offers (page 52)

19.	The last sentence under the “Repurchase Offers” subheading includes a placeholder for the first Repurchase Request Deadline. Please supplementally explain when the Fund expects the First Repurchase Deadline. We may have additional comments.

The Fund expects the first Repurchase Request Deadline to occur during the second full calendar quarter following the commencement of operations of the Fund. If the Fund commenced operations in February 2024, the Fund would expect the first Repurchase Request Deadline to occur in the fourth quarter of 2024.

Anti-Takeover Provisions in the Fund’s Governing Documents (page 58)

20.	Please conform the anti-takeover discussion to the requirements in Guide 3 to Form N-2. For example, add disclosure that provides the rationale for adopting the anti-takeover provisions, and the positive and negative effects of those provisions.

The Fund has revised the disclosure as requested. In addition, the Fund has revised the anti-takeover discussion to reflect the terms of the governing documents expected to be approved by the board of trustees of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page S-2)

21.	Paragraph 4 describes the Fund’s concentration policy. Please revise to state that the Fund will consider the underlying holdings of investment companies for purposes of concentration.

The Fund is not aware of any regulatory requirement to “look through” to the securities held by an underlying fund when monitoring a Fund’s industry concentration limit.

The Fund notes that Section 8(b)(1)(E) of the 1940 Act requires a fund to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Likewise, Item 8(2)(b)(2) of Form N-2 requires a fund to disclose “the identity of any particular industry or group of industries in which the Registrant proposes to concentrate.” And the Instruction to that item states that “Concentration, for purposes of this item, is deemed 25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.” The 1940 Act does not define “industry or group of industries” nor has the SEC done so, except to the extent of the limited guidance in former Guide 19 to Form N-1, which stated that “[a] registrant may . . . select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the guides have since been rescinded, we understand the Staff believes Guide 19 is generally instructive with respect to industry concentration.

The Fund believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations. However, the Fund has added disclosure that to the extent that the Fund invests in an underlying fund that has adopted a policy to concentrate in a particular industry, the Fund will take such policy into account in determining is industry concentration.

Other Portfolio Contents and Investment Strategies; Derivatives; Derivatives Legislation and Regulatory Risk (page S-17)

22.	Several references in this section appear outdated, including references to “recently enacted financial reform legislation,” references to CFTC provisions subject to “further final rulemaking,” and references to “new” CFTC regulations. Please revise these and other references as appropriate to reflect the current regulatory landscape.

The Fund has revised the disclosure as requested.

Management of the Fund, Adviser (page S-25)

23.	As required by Item 20 to Form N-2, please describe the method of calculating the advisory fee payable by the Fund.

The Fund notes that the method of calculating the advisory fee and the sub-advisory are already disclosed in the Prospectus. However, the Fund has added the requested disclosure to the SAI as well.

PART C, OTHER INFORMATION

Item 31. Business and other Considerations of the Adviser and the Sub-Adviser (page C-5)

24.	Please include hyperlinks to the items that are incorporated by reference.

Hyperlinks to items that are incorporated by reference will be included in future Pre-Effective Amendments to the Registration Statement.

25.	Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by the principal executive officer, principal financial officer and a majority of the Trustees. This registration statement was signed solely by the Initial Sole Trustee. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a), including a majority of the Trustees and any powers of attorney are filed as exhibits.

The Fund is newly formed and currently has only an initial sole trustee. Following the selection of the full board of the Fund and the appointment of officers by that board, the Fund will file a pre-effective amendment to the Registration Statement that is signed by all personnel required under Section 6(a), including a majority of the Trustees, and any powers of attorney will be filed as exhibits thereto.

GENERAL COMMENTS

26.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

The Fund has not presented any testing the waters materials to potential investors in connection with this offering.

27.	We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund notes the comment.

28.	A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

The Fund notes the comment. The Fund confirms that following the selection of the full board of the Fund, the selection of an independent registered public accounting firm by that board and the contribution to the Fund of seed capital in compliance with Section 14(a) of the 1940 Act, the Fund will then file a pre-effective amendment with any omitted financial information, including financial statements and the auditor’s report and consent.

29.	There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

The Fund does not anticipate entering into any portfolio formation transactions in advance of going effective.

30.	If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

The Fund does not intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

31	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Fund advises that it has submitted an application pursuant to Section 6(c) of the Investment Company Act for an order granting certain exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to Sections 6(c) and 23(c) of the Investment Company Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder for an order permitting certain arrangements (a “multi-class” order) (File No. 812-15522).

*     *     *     *     *

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin Hardy

cc:	Octagon XAI CLO Income Fund
Benjamin McCulloch